tomtom vodafone

TomTom and Vodafone Netherlands to develop the world's most advanced travel time information system for the Connected Car.

Travel Time Information for the 21st Century.

Accurate Travel Time Information for All Roads in the Netherlands

October 27, 2006, Amsterdam: TomTom, the world's largest navigation solution provider, and Vodafone Netherlands will jointly develop and introduce a breakthrough technology that revolutionises the way people plan their daily journeys. The solution will be available from 2H 2007.

This development will see TomTom's in house patented technology convert anonymous, raw GSM signaling data - supplied by Vodafone Netherlands' network - into accurate, real-time, information on the speed and direction of cars traveling throughout the road network of the Netherlands. The technology has been tested and proven on a regional scale and this will be the world's first nationwide, commercial deployment.

This revolutionary technology competes with traditional ways of collecting traffic information like induction loops and cameras. It provides a much more accurate, faster and more detailed picture of the actual travel times than current solutions. The total investments are a fraction of the current, road side equipment based solutions.

The information will initially be available to TomTom subscribers exclusively. The Travel Time Information will be distributed using Vodafone's GPRS Network in the Netherlands. All current and future TomTom users will be able to benefit from the service once it is available.

Compared to RDS TMC based systems the TomTom travel time information service will have the following benefits. Firstly, it covers all major roads of the Netherlands as opposed to just the motorways. Secondly, it will contain door to